#AB 3/4

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

10029384

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brauvin Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 N Michigan Ave Ste 1900
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James L. Brault — 312-759-7660
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60601
(Address)	**(City)**	**(State)**	**(Zip Code)**

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, Mr. James Brault, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brauvin Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

19th day of February, 2010

Nancy J. Simenson

Notary Public

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

James L. Brault

Signature

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Brauvin Securities, Inc.

Financial Report

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
105

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Brauvin Securities, Inc.

We have audited the accompanying statement of financial condition of Brauvin Securities, Inc. (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brauvin Securities, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2010

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Brauvin Securities, Inc.

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	22,365
Due from affiliate		2,945
Other		341
Total assets	$	25,651
Liabilities and Shareholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	336
Shareholders' equity		
Common stock		60
Additional paid-in capital		61,412
Accumulated deficit		(36,157)
		25,315
Total liabilities and shareholders' equity	$	25,651

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Brauvin Securities, Inc. (the Company) is an Illinois corporation formed on December 3, 1983. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. In June 2009, the FASB issued *Accounting Standards Codification* ™ (Codification) which is the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification does not change U.S. GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. One level of authoritative GAAP exists, other than guidance issued by the SEC. All other accounting literature excluded from the Codification is considered non-authoritative. The Codification was made effective by the FASB for periods ending on or after September 15, 2009. These financial statements reflect the guidance in the Codification.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commissions and related expenses are recognized at the time the transaction is completed and the income is reasonably determinable.

Subsequent events: The Company evaluated subsequent events for potential recognition and/or disclosure through February 25, 2010, the date that these financial statements were available to be issued.

Note 2. Transactions with Affiliates

The Company earned all commission income by acting as an agent for an affiliate, related by common ownership.

Office space and other services are provided to the Company by another affiliate, related by common ownership. The affiliate has agreed to make capital contributions for the net expenses incurred by the Company.

The Company had a loan agreement with a shareholder that FINRA approved as a satisfactory subordinated loan agreement, as defined by the NASD. In October 2009, the Company terminated the subordinated loan (with the prior approval of FINRA) and made a payment to the shareholder for the outstanding principal and all accrued interest.

Note 3. Income Taxes

The Company has a deferred tax asset available for use in the future due to approximately $36,000 in net operating losses incurred for income tax purposes, which the Company has fully reserved. Such losses expire in 2025.

During the year ended December 31, 2009, the Company adopted additional guidance issued by the FASB for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that adoption of this guidance did not have a material impact on the Company's financial statements and there are no material uncertain tax positions. The Company is generally not subject to U.S. federal, state or local income tax examinations for tax years before 2006.

Note 4. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital. Under this rule, the Company is required to maintain "minimum net capital" equivalent to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2009, the Company had net capital and net capital requirements of $22,029 and $5,000, respectively. The net capital requirements may effectively restrict the payment of cash dividends.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of The Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.